03012724

SEC 3/10/03

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waveland Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2111 Palomar Airport Road Suite 130
(No. and Street)

Carlsbad, CA 92009
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 03 2003 WASH. DC SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Sporl, CPA (619) 238-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500	San Diego,	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, John A. Naslund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waveland Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE ANN TALONE
COMM. #1347150
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires March 31, 2006
BCT 6 BCT 6

[signature]
Notary Public

[signature]
Signature

President
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25 DAY OF FEB, 2003
BY JOHN A NASLUND
[signature]
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAVELAND SECURITIES, LLC
ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

WAVELAND SECURITIES, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Member of
Waveland Securities, LLC
Carlsbad, CA

We have audited the accompanying statement of financial condition of Waveland Securities, LLC (the "Company"), (a Delaware limited liability corporation) as of December 31, 2002, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waveland Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 14, 2003

PKF
Certified Public Accountants
A Professional Corporation

WAVELAND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 15,476
Prepaid expense	2,356
Total current assets	17,832
Deposit with clearing broker	10,093
Total assets	$ 27,925

LIABILITIES AND MEMBER'S EQUITY

Due to parent	$ 1,255
Total current liabilities	1,255
MEMBER'S EQUITY	
Member's equity	26,670
Total liabilities and member's equity	$ 27,925

The accompanying notes are an integral part of the financial statements

WAVELAND SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

Revenue:	
Fee revenue	$ 880,825
Other revenue	14,347
Total revenue	895,172
Costs and expenses:	
Commission expense	823,081
General and administrative	68,689
Total costs and expenses	891,770
Other income	92
Income before provision for income taxes	3,494
Provision for income taxes	-
Net income	$ 3,494

The accompanying notes are an integral part of the financial statements

WAVELAND SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2002

Balance at December 31, 2001	$ 13,176
Contributions	10,000
Net income	3,494
Balance at December 31, 2002	$ 26,670

The accompanying notes are an integral part of the financial statements

WAVELAND SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,494
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in certain assets and liabilities:	
Accounts receivable	149,043
Other assets	(11,814)
Other liabilities	(139,327)
Due to related party	(5,467)
Net cash used in operating activities	(4,071)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	10,000
Net cash provided by financing activities	10,000
Net increase in cash	5,929
Cash at the beginning of the year	9,547
Cash at the end of the year	$ 15,476
Cash paid during the year for:	
Taxes	$ –
Interest	$ –

The accompanying notes are an integral part of the financial statements

WAVELAND SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - ORGANIZATION

Waveland Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was organized on August 8, 1995 under the name Mercer Global Securities, LLC. In September 2001 the Company was sold to United Equity Holdings, LLC who changed the name to Waveland Securities, LLC. The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days.

Fee revenue, which result from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the medical device or oil and gas industry and the structuring of joint ventures, are recorded as they are earned.

Other income consists primarily of reimbursement of operating expenses from clients.

NOTE 3 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC) in the state of Delaware. Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, Waveland Capital, a holding company. For the year ended December 31, 2002 Waveland Capital charged Waveland Securities, LLC $15,277 for expenses incurred by Waveland Securities, LLC but paid by Waveland Capital. In addition, the Company paid Waveland Capital management fees of $31,446 for the year ended December 31,2002.

NOTE 5 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1500% of its net capital. As of December 31, 2002 the Company had net capital of $24,314. This was $19,314 in excess of its required net capital for 2002. The Company's net capital ratio was 5% as of December 31, 2002.

SUPPLEMENTARY INFORMATION

WAVELAND SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Total assets	$	27,925
Total liabilities		1,255
Member's capital		26,670
Less non-allowable assets:		
Prepaid expenses	$	2,356
Net capital	$	24,314

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital in excess of amount required	$	19,314
Aggregate indebtedness	$	1,255
Ratio of aggregate indebtedness to net capital		5%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	24,314
Adjustments, net		-
Net capital, as adjusted	$	24,314

WAVELAND SECURITIES, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2002

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

WAVELAND SECURITIES, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2002

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member's of
Waveland Securities, LLC
Carlsbad, CA

In planning and performing our audit of the financial statements of Waveland Securities, LLC as of and for the year ended December 31, 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated February 14, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 14, 2003

PKF
Certified Public Accountants
A Professional Corporation